Calise Y. Cheng
T: +1 650 843 5172
ccheng@cooley.com

November 30, 2020
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549
Attn:    Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief
Amanda Kim, Staff Accountant
Craig Wilson, Senior Advisor

Re:      C3.ai, Inc.
Registration Statement on Form S-1
Filed November 13, 2020
File No. 333-250082
Ladies and Gentlemen:
On behalf of C3.ai., Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated November 24, 2020 with respect to the Company’s Registration Statement on Form S-1 filed on November 13, 2020. The Company is concurrently filing a revised Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).
Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as filed on the date hereof.
Form S-1 filed November 13, 2020
Prospectus Summary
Lighthouse Customers, page 2
1.We note your response to prior comment 2 that quantifying the portion of the company’s revenue attributable to lighthouse customers would not be useful to investors and could potentially mislead investors. Given the prominent disclosure of your lighthouse customers in your filing, please provide appropriate context regarding the impact of
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United States Securities and Exchange Commission
November 30, 2020
Page Two
these customers on the company's results of operations. In addition, please disclose in the filing, as you do in your response letter, that the company expects the revenue represented by the lighthouse customers to decrease as a percentage of total revenue as more customers adopt the technology. We note your disclosure that the company expects the “average total contract value to decrease” as you expand the customer base beyond a small number of large lighthouse customers to a larger number of smaller customers, but also discuss the impact on your total revenue.
Response:    The Company respectfully acknowledges the Staff’s Comment and has revised the disclosure on pages 64 and 66 of the Registration Statement accordingly.
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Please contact me at (650) 843-5172 with any questions or further comments regarding our responses to the Staff’s comments.
Sincerely

/s/ Calise Y. Cheng

Calise Y. Cheng

cc:       Thomas M. Siebel, C3.ai, Inc.
Brady Mickelsen, C3.ai, Inc.
David Barter, C3.ai, Inc.
Eric Jensen, Cooley LLP
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Richard Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com